SEC Form 4

FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Barrows, Craig (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol New England Business Service, Inc. NEB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 25, 2002 5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President & Secretary

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock Par Value $1.00	10/25/2002	F |	114.473(1) | D | $22.850		D
Common Stock Par Value $1.00	10/25/2002	J | V	339.178(2) | A | $22.850	512.387	D
Common Stock, Restricted, Par Value $1.00	10/25/2002	J | V	339.178(3) | D | $22.850	1,922.009	D
Common Stock Par Value $1.00				2,305.192	I	By 401(k) (4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Barrows, Craig - October 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options (Right to Buy)	$22.850	10/25/2002	A |	(A) 4,000.000	10/25/2002 (5) | 10/24/2012	Common Stock Par Value $1.00 - 4,000.000	$22.850	4,000.000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Michelle R. Palermo-Murphy ________________________________ 10-29-2002 ** Signature of Reporting Person Date Michelle R. Palermo-Murphy as Attorney-in-Fact Craig Barrows Page 2 SEC 1474 (3-99)

Barrows, Craig - October 2002
Form 4 (continued)

FOOTNOTE Descriptions for New England Business Service, Inc. NEB

Form 4 - October 2002

Craig Barrows
500 Main Street
c/o Legal Department
Groton, MA 01471-0001

Explanation of responses:

(2)   Amount of shares withheld to satisfy tax withholding obligation. Balance of initial grant converted from restricted to common stock.
(3)   Amount of shares from 08/06/2002 grant converted from restricted to common stock.
(4)   Amount of shares from 08/06/2002 grant which vested thereby removing the restricion from the original restricted grant and designating this percentage as common stock.
(4)   The share options vest in 4 yearly installments of 1,000 beginning on the grant date of 10/25/2002; 1,000 options of the total grant of 4,000 options are currently exercisable as of this date.

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